EXHIBIT 99.1

Neptune Appoints Jerald J. Wenker as Special Advisor and Nominee to Its Board of Directors

LAVAL, Quebec, Dec. 19, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB) announces the appointment of Jerald J. Wenker as a special advisor to its Board of Directors. Mr. Wenker has also accepted the nomination for election to serve on the Corporation's Board of Directors at the next Annual Meeting to be held in 2014, subject to shareholder approval, including increasing the maximum number of Board of Directors to at least 7 members from 6 currently.

"Mr. Wenker is a highly effective leader with a proven track record of growing and strengthening companies in the global consumer-goods market and pharmaceutical/biotech industry," highlighted Mr. Henri Harland, President and CEO of Neptune. "He has a deep strategic and market driven focus and a strong ability to develop high performance organizations to drive growth through enhanced marketing and sales execution, robust product innovation and successful commercialization of product launches. We will benefit from his extensive experience as we continue to expand our presence in the rapidly expanding phospholipid omega-3 nutraceutical market."

"Neptune has realized a number of important milestones in recent quarters and with the Corporation's production plant expected to re-open in February 2014, it is well positioned to reaffirm its market leadership as a premier krill oil supplier," said Mr. Wenker. "It is an exciting time in the Corporation's history and I look forward to working with Neptune's Board and contributing to the Corporation's on-going success."

Mr. Wenker is currently President and COO of Dermalogica, a leading professional skin care company based in the USA and operating in 62 markets around the world. Previously, he was President of Ther-Rx Corporation, the branded division of KV Pharmaceuticals. Prior to Ther-Rx, Mr. Wenker worked at Abbott Laboratories for nearly 15 years where he held several executive roles in such areas as commercial and marketing management, strategic planning, licensing and new business development as well as new product development. Mr. Wenker holds a Master of Science in Marketing from Northwestern University's J.L. Kellogg Graduate School of Management.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 1000, Laval, Quebec.

 Neptune respectively holds approximately 49.95% of the participating and voting rights of Acasti and 96% of the voting rights of NeuroBioPharm Inc. ("NeuroBio"). Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune and Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune's and Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Neptune and Acasti disclaim any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ, the Toronto Stock Exchange, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Neptune Contact:
         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         +1.888.221.0915
         dave@howardgroupinc.com
         www.howardgroupinc.com